Exhibit 4.4

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE (this "Supplemental Indenture") is dated as of April 1, 2010, by and between INDEPENDENT BANK CORPORATION, a Michigan corporation ("IBC"), and U.S. BANK NATIONAL ASSOCIATION, a national banking association with its principal place of business in the state of New York (the "Trustee").

RECITALS

WHEREAS, IBC and the Trustee entered into an Indenture dated as of March 19, 2003 (the "Indenture"), pursuant to which the 8.25% Junior Subordinated Debentures due 2033 (the "Debentures") have been issued by IBC; and

WHEREAS, Section 11.1(f) of the Indenture authorizes, without the consent of any Securityholders, the execution of a supplemental indenture to make any change that does not adversely affect the rights of any Debentureholder in any material respect; and

WHEREAS, IBC wishes to supplement the Indenture pursuant to the terms of this Supplemental Indenture;

NOW, THEREFORE, in compliance with Section 11.1 of the Indenture, and in consideration of the covenants contained herein and intending to be legally bound hereby, IBC and the Trustee, agree as follows:

1.         Defined Terms.  Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to such terms in the Indenture.

2.         Amendment.  The Indenture is hereby amended and supplemented by adding the following sentence to both the end of Section 4.3 and the end of 5.6:

"Notwithstanding the foregoing, (x) the Company may redeem, purchase or acquire some or all of the Preferred Securities pursuant to an exchange offer for such Preferred Securities if the consideration offered to the holders of Preferred Securities consists  solely of common stock of the Company, (y) the Company may redeem some or all of the Debentures in exchange for and upon surrender by the Company to the Property Trustee of Preferred Securities pursuant to Section 3.3, and (z) the Company may repay, repurchase or redeem some or all of its capital stock or some or all of the debt securities of the Company which rank pari passu with or junior to the Debentures (including, but not limited to, the Company's 9.25% Subordinated Debentures due 2026, issued by IBC Capital Finance, a Delaware statutory trust) if the consideration for such repayment, repurchase or redemption consists solely of common stock of the Company or of trust preferred securities representing undivided beneficial interests in a trust that owns such debt securities."

3.           Conditions of Effectiveness.  This Supplemental Indenture shall become effective as of the date hereof; provided, however, that:

(a)                the Trustee shall have executed a counterpart of this Supplemental Indenture and shall have received a counterpart of this Supplemental Indenture executed by IBC.

(b)        the Trustee shall have received an Officer’s Certificate stating that (i) in the opinion of the signer(s), all conditions precedent (including covenants compliance with which constitutes a condition precedent) provided for in the Indenture relating to this Supplemental Indenture have been complied with, (ii) this Supplemental Indenture complies with Article XI of the Indenture, and (iii) the Trustee’s execution of this Supplemental Indenture is authorized or permitted by the Indenture; and

(c)        the Trustee shall have received an Opinion of Counsel to the effect that (i) all conditions precedent (including covenants compliance with which constitutes a condition precedent) provided for in the Indenture relating to this First Supplemental Indenture have been complied with, (ii) this Supplemental Indenture complies with Article XI of the Indenture, and (iii) the Trustee’s execution of this Supplemental Indenture is authorized or permitted by the Indenture.

4.         Representations and Warranties.  IBC represents and warrants that (a) it has all necessary power and authority to execute and deliver this Supplemental Indenture, and (b)  this Supplemental Indenture is executed and delivered pursuant to Section 11.1(f) of the Indenture, under which Section the consent of the Debentureholders is not required.

5.         Effect of Supplemental Indenture.  Upon the execution of this Supplemental Indenture, (i) the Indenture has been and hereby is modified in accordance herewith; (ii) this Supplemental Indenture forms a part of the Indenture for all purposes; (iii) except as modified and amended by this Supplemental Indenture, the Indenture shall continue in full force and effect; (iv) the Debentures shall continue to be governed by the Indenture; and (v) every Debentureholder heretofore or hereafter under the Indenture shall be bound by this Supplemental Indenture.

6.         The Trustee.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by IBC.

7.         Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to conflict of law principles thereof.

8.         Successors and Assigns.  This Supplemental Indenture shall be binding upon and inure to the benefit of and be enforceable by the respective permitted successors and assigns of the parties hereto and the holders of any Debentures then outstanding.

9.         Headings.  The headings used in this Supplemental Indenture are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Supplemental Indenture.

10.       Counterparts.  This Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute one and the same instrument.

11.       Acknowledgement.  By signing below, the Trustee acknowledges receipt of the documents required to be delivered under Section 3 above.

[Signatures appear on the next page]

            IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

INDEPENDENT BANK CORPORATION

By:	/s/ Robert N. Shuster
Robert N. Shuster
Its: Executive Vice President and Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By	/s/ Earl W. Dennison Jr.
Name: Earl W. Dennison Jr.
Its: Vice President